FREIGHT TECHNOLOGIES, INC.

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

August 25, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Janice Adeloye/Dietrich King

Re:	Freight Technologies, Inc.
Amendment No. 1 to Registration Statement on Form F-1
Filed on August 24, 2022
File No. 333-266853

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, FREIGHT TECHNOLOGIES, INC. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 pm, Eastern Time, on August 29, 2022, or as soon thereafter as possible.

We hereby acknowledge the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FREIGHT TECHNOLOGIES, INC.

By:	/s/ Javier Selgas
Name:	Javier Selgas
Title:	Chief Executive Officer